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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 2, 2008.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: April 2, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 2, 2008.

Exhibit 1

ELBIT SYSTEMS RANKED “BEST GOVERNMENT CONTRACTOR ETHICS PROGRAM FOR A FOREIGN SUPPLIER” BY ETHISPHERE INSTITUTE

New Ranking Of Government Contractors’ Ethical Policies Released

Haifa, Israel, April 2, 2008 - Elbit Systems Ltd. (NASDAQ:ESLT) has been listed as the top ranked “Best Government Contractor Ethics Program for a Foreign Supplier”for its ethics and compliance initiatives in the 2008 Government Contractor Ethics Program Ratings recently released by the Ethisphere Institute.

“Ethics programs for foreign contractors must be examined in context as often times they are not subjected to the same legal and regulatory pressures as domestic U.S.-based contractors are exposed to. Thereby to have certain foreign contractors to have scored as highly as they did is particularly impressive.” said Robert Leffel, associate director of Ethisphere Institute, who oversaw the government contractor ethics program research effort.

Researchers from the Ethisphere Institute analyzed more than 1,000 federal government contractors as part of the 2008 ratings. The ratings take into account new Federal Acquisition Regulation (FAR) rules regarding U.S. government contractors’ ethics programs, key Federal Sentencing Guidelines “hallmarks” for effective compliance programs and industry best practices. The Institute scored companies based on their ethics programs, which were reviewed through an online questionnaire, along with information voluntarily provided by the participants. Quality assurance of responses were verified through random audit and review.

The Institute’s rankings were based on an objective analysis of four categories:

•	Code of ethics and business conduct
•	Leadership and tone from the top
•	Internal control systems
•	Ethics training and communication programs

“Oftentimes, government contractors are portrayed in a negative light in the news because of a few bad apples’ actions,” said Alex Brigham, executive director of the Ethisphere Institute. “While there are some contractors to whom ethics means little, we have found that there are many more who rightfully pride themselves on their ethical business practices.” Mr. Brigham added: “In undertaking this exhaustive research and ranking we have found the opportunity to highlight companies that have taken proactive measures to implement the proper controls, culture and programs to communicate company values and prevent unethical behavior. They should be a shining example to others in the industry.”

David Block Temin, Elbit Systems’ Executive Vice President, Chief Legal Officer and Chief Compliance Officer commented, “We were pleased to have our ethics practices so highly ranked by the Ethisphere Institute’s Government Contractor Ethics Program review. This recognition underscores Elbit Systems long-standing commitment to ethics as a cornerstone of our corporate culture, Company-wide policies and business practices.”

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

About The Ethisphere Institute

The Ethisphere Institute, with the support of its keystone partners LexisNexis, the Practising Law Institute, Red Flag Group, the National Association of Corporate Directors, Trace International, the Global Reporting Initiative, Corpedia, and associated membership group, the Ethisphere Council, was founded in 2006. Dedicated to the research, creation, and sharing of best practices in business ethics, compliance, sustainability, and corporate governance and citizenship, the Council is comprised of over 200 institutions and corporations, including Deutsche Telekom, Time Warner, Avaya and Kraft.   Ethisphere Magazine is the quarterly publication of the Institute, created to illuminate the important correlation between ethics and profits. The motto of the Institute is “Good. Smart. Business. Profit.” and more information on membership can be found at http://www.ethisphere.com.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO

Dalia Rosen, Director of Corporate Communications

Elbit Systems Ltd

Tel: +972-4-8316663

Fax: +972-4-8316944

E-mail:   gspr@elbit.co.il
  daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 Fax:+972-3-607–4711 E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.